Item 77 E

                      Legal Proceedings

     The Investment Adviser, certain affiliates of the
Investment Adviser, certain officers of such affiliates and
certain investment companies advised by the Investment
Adviser or its affiliates, including the Fund, were named as defendants in a consolidated class action.  This
consolidated action also named as defendants certain
individual Trustees and Directors of the Morgan Stanley
funds. The consolidated amended complaint, filed in the
United States District Court for the Southern District of
New York on April 16, 2004, generally alleged that
defendants, including the Fund, violated their statutory
disclosure obligations and fiduciary duties by failing
properly to disclose (i) that the Investment Adviser and
certain affiliates of the Investment Adviser allegedly
offered economic incentives to brokers and others to
recommend the funds advised by the Investment Adviser or its affiliates to investors rather than funds managed by other
companies, and (ii) that the funds advised by the Investment
Adviser or its affiliates, including the Fund, allegedly
paid excessive commissions to brokers in return for their
alleged efforts to recommend these funds to investors. The
complaint sought, among other things, unspecified
compensatory damages, rescissionary damages, fees and costs.
On July 2, 2004, defendants moved to dismiss the action.  On
March 9, 2005, plaintiffs filed a Motion for Leave to File a
Supplemental Pleading that would, among other things, expand the allegations and alleged class.  On April 14, 2006, the
Court granted defendants' motion to dismiss in its entirety, with prejudice.  Additionally, plaintiffs' Motion for Leave
to File a Supplemental Pleading was denied.  The time for
plaintiffs to appeal the orders granting defendants' motion
to dismiss and denying plaintiffs' motion for supplemental
pleading has expired.  This case is now concluded.